 EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.emgold.com

June 16, 2011	TSX Venture Exchange: EMR
OTC Bulletin Board: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD ADVANCES IDAHO-MARYLAND GOLD MINE PERMITING

Emgold Mining Corporation (“Emgold” or the “Company”) provides the following update on its Idaho-Maryland Project (“Project”), located in Grass Valley, California.  Emgold, through its 100% owned subsidiary Idaho-Maryland Mining Corporation (“IMMC”), has completed the filing process for its 2011 Revised Permit Applications with the City of Grass Valley (“City”). The 2011 Revised Applications were formally accepted by the City on May 24th, 2011.

The Revised Permit Applications are now available at www.idaho-maryland.com under the Public Documents / City of Grass Valley CEQA Documents tab.  Summary presentations related to the revised applications are also available under Latest Updates, including the Project Overview Presentation June 2011, Revised Project Applications Presentation June 2011, and Mining Done Right Presentation June 2011.  Other information is available under the Project Description / Project Features tab.

The City of Grass Valley is the Lead Agency and responsible for completing the Environmental Impact Report (“EIR”) for the Project, as part of the California Environmental Quality Act (“CEQA”) process.  The City will have the 2011 Revised Permit Applications available at www.cityofgrassvalley.com in the near future.

Expected Path to Move Forward with the EIR Process

The City and its consultant, Environmental Science Associates (“ESA”), will now prepare a scope of work, budget, and schedule to complete the EIR process (consisting of a Revised Draft EIR and Final EIR, as described below).  Upon review of these items, a decision will be made on whether to proceed with ESA or alternatively obtain competitive bids from other potential consultants to complete the EIR.  Once the consultant has been selected, the City and IMMC will complete a Reimbursement Agreement.  IMMC (as the applicant) is responsible for reimbursing the City for all costs to complete the EIR.

The City and its consultant will then prepare a revision to the October 2008 Draft EIR (also available at www.idaho-maryland.com or www.cityofgrassvalley.com). The revision will incorporate changes, modifications, and clarifications included in the 2011 Revised Permit Applications, to ensure they are adequately analyzed as part of the CEQA process.  Emgold elected to make these changes, modifications, and clarifications with the goal of eliminating reducing, or mitigating certain potential environmental impacts identified in the 2008 Draft EIR, during the subsequent public comment period, and through the Company’s Community Outreach Program in Grass Valley.  It is expected that, once work commences, the Revised Draft EIR and the Final EIR will be completed within about 12 months (subject to the requirements outlined above and funding of the applicable work by Emgold). The Revised Draft EIR will be distributed for a customary public comment period, with public meetings held by the City.  The public comments will then be addressed in the Final EIR.

The Idaho-Maryland Mine was once the second largest underground gold mine in California and is reported to have produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton.  The mine contains a NI 43-101 compliant measured and indicated resource of 472,000 ounces of gold at a grade of 0.28 ounces per ton and an inferred resource of 1,002,000 ounces of gold at a grade of 0.39 ounce per ton, estimated as of March 1, 2007 (see Emgold's NI 43-101 compliant Technical Report titled "Idaho-Maryland Mine Project" dated December 8, 2009 at www.emgold.com or, filed under the Company's profile at www.sedar.com).  A detailed summary of the Idaho-Maryland Project is also available at www.emgold.com and www.idaho-maryland.com.

For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.
President & CEO
For further information please contact:
Tel: 604-687-4622  Toll Free: 1-888-267-1400
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may include certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the Environmental Impact Report and related regulatory matters, are forward-looking statements and are based on a number of assumptions, including but not limited to the assumptions relating to the performance by the City and its consultant(s) with respect to the CEQA process, and that the Company will be able to raise the capital required to hold and develop the Idaho-Maryland Project. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the determination by the City not to grant the Conditional Use Permit, local public opposition to the development of the Project, the failure by the City and its consultants(s) to observe its obligations under the CEQA process, changes the price of gold, the price of the company's shares, the costs of labour, equipment and other costs associated with exploration, development and mining operations, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.